Exhibit 99.1

TowerJazz Reports Best Results in the History of the Company

Full Year and Fourth Quarter of 2016 Record Revenue, EBITDA and
Free Cash Flow with Increased Margins

MIGDAL HAEMEK, ISRAEL – February 13, 2017 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the fourth quarter and full year of 2016 ended December 31, 2016.

Highlights of the Full Year 2016
•	Record revenues of $1.25 billion, up 30% year over year;
•	Record EBITDA of $367 million, up 48% year over year;
•	Record net profit of $204 million, as compared to a net loss of $30 million for the full year of 2015;
•	Record cash from operations of $327 million and record free cash flow of $118 million, resulting in record cash balance and record shareholders’ equity.

Highlights of the Fourth Quarter of 2016 and First Quarter of 2017 Guidance
•	Record revenues of $340 million, up 34% year over year;
•	Record gross profit of $88 million, up 36% year over year;
•	Record operating profit of $55 million, up 61% year over year;
•	Record EBITDA of $105 million, up 39% year over year;
•	Net profit of $48 million, up 119% year over year;
•	Cash from operations of $82 million and record free cash flow of $39 million;
•	First quarter revenue guidance with mid-range of $330 million, up 19% year over year; targeting growth throughout the year.

Chairman and CEO End of Year Commentary
Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “2016 was on all fronts, business, financial, operational and technological, the best year TowerJazz has posted. The year began with a successful acquisition of the San Antonio facility, increasing our capacity and operational flexibility, and ended achieving our stated target in the fourth quarter of $100 million annualized third party revenue at TPSCo.”

Continued Mr. Ellwanger, “Entering 2017, we focus on utilizing the capacity of the acquired Panasonic and Maxim fabs to meet the increasing customers’ demand within our strong advanced analog offerings. Present customer forecast indicates growth throughout the year with each quarter being significantly higher year over year. We are excited with our business and financial position that allows us to capitalize upon new initiatives to continue value creation.”

Mr. Amir Elstein, Chairman of the TowerJazz Board of Directors, summarized: “2016, as a record year, is a strong validation of the business models and the executions behind becoming the worldwide leading specialty analog foundry. The board and I wholeheartedly congratulate all the dedicated employees of TowerJazz, the management and Russell, for all their efforts, activities and accomplishments of multiple years resulting in this record year we have just completed. We very much look forward to another significant year with great achievements.”

Fourth Quarter Results Overview

Revenues for the 2016 fourth quarter were a record $340 million reflecting 34% growth as compared to the fourth quarter of 2015. Revenues were 4% higher than those of the previous quarter.

Gross profit for the fourth quarter of 2016 was $88 million, representing an increase of 36% as compared with $65 million in the fourth quarter of 2015, and an increase of 8% as compared with $81 million gross profit in the immediately preceding quarter.

Operating profit was $55 million for the fourth quarter of 2016, as compared with $34 million reported in the fourth quarter of 2015 and $49 million operating profit in the immediately preceding quarter.

Net profit for the fourth quarter of 2016 was $48 million, or $0.53 basic earnings per share, demonstrating increased sustainable GAAP net profit, as compared with $22 million or $0.28 basic earnings per share in the fourth quarter of 2015. Net profit for the third quarter of 2016 of $51 million, or $0.58 basic earnings per share, and included a non-recurring $6 million of income tax benefit related to finalization of the closure of the Japanese subsidiary that held the fab in Nishiwaki, Japan, which ceased operations in 2014.

On an adjusted basis, as described and reconciled in the tables below, adjusted net profit for the fourth quarter of 2016 was $53 million, compared with $26 million for the fourth quarter of 2015 and $49 million in the immediately preceding quarter.

EBITDA for the fourth quarter totaled $105 million. This represents a 39% increase as compared with $76 million in the fourth quarter of 2015 and a 9% sequential increase as compared with $97 million in the immediately preceding quarter.

Cash and short term deposits on December 31, 2016 were $389 million as compared to $363 million as of September 30, 2016. The main cash activities during the fourth quarter of 2016 were comprised of the following: $82 million cash generated from operating activities; $11 million received from the exercise of warrants and options; investments of $43 million in fixed assets, net; $6 million debt repayments and $17 million effect of the Japanese Yen exchange rate on cash balance.

Full Year 2016 Financial Results

Revenues for 2016 were a record $1.25 billion reflecting 30% growth as compared to 2015 revenues of $961 million.

Gross profit for 2016 was $303 million. This represents an increase of 48% as compared with $205 million in 2015. Operating profit was $175 million in 2016, as compared with $82 million in 2015.

Net profit for 2016 was $204 million, or $2.33 basic earnings per share, demonstrating increased net profit, as compared with net loss of $30 million or $0.40 basic loss per share in 2015. Net profit for 2016 included $50 million gain, net, from the San Antonio acquisition and $6 million income tax benefit related to the closure finalization of the Nishiwaki Japanese subsidiary, which were partially offset by $7 million non-cash financing expenses relating to the Israeli banks’ loans early repayment. Net loss for 2015 included $81 million non-cash financing expense associated with Series F Bonds accelerated conversion done in 2015, $18 million income tax benefit resulting from the expiration of statute of limitations and Japanese income tax rate reduction.

On an adjusted basis, as described and reconciled in the tables below, adjusted net profit for 2016 was $175 million, compared with $49 million for 2015, representing a $126 million increased adjusted net profit derived from the $289 million higher revenues.

EBITDA for the year was $367 million. This represents a 48% increase as compared with $248 million in 2015, or $119 million increased EBITDA derived from the $289 million higher revenues.

Cash and short term deposits on December 31, 2016 were $389 million as compared to $206 million on December 31, 2015. The main cash activities during 2016 were comprised of the following: $327 million cash generated from operating activities; $39 million received from the exercise of warrants and options; $37 million debt received, net of debt principal payments; and investments of $210 million in fixed assets, net.

Shareholders' equity as of December 31, 2016 was a record of $683 million, 77% higher than $386 million as of December 31, 2015. Net cash as of December 31, 2016 totaled $37 million as compared to net debt of $105 million as of December 31, 2015.

Business Outlook

TowerJazz expects revenues for the first quarter of 2017 ending March 31, 2017 to be $330 million with an upward or downward range of 5%, representing approximately 19% year over year revenue growth as compared to the first quarter of 2016.

Teleconference and Webcast

TowerJazz will host an investor conference call today, February 13, 2017, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the fourth quarter and full year 2016 and its first quarter 2017 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP. The audited financial statements in accordance with US GAAP will be included in the 6-K to be filed with the annual financial statements and Form 20-F.  The financial information included in the tables below contain abbreviated financial results which are not audited or in accordance with US GAAP. Some of the financial information in this release, which we refer to in this release as “adjusted financial measures”, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) gain from acquisition, net; (4) other non-cash financing expense, net associated with Bonds Series F accelerated conversion; (5) non-cash financing expenses related to bank loans early repayment; (6) non-recurring income tax benefit; (7) Nishiwaki Fab restructuring and impairment cost (income), net; and (8) other non-recurring items. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures as well as reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of profit or loss, according to U.S. GAAP, excluding gain from acquisition, net, interest and other financing expenses (net), other income (expense), net, taxes, non-controlling interest, depreciation and amortization, stock based compensation expenses, acquisition related costs and Nishiwaki Fab restructuring and impairment cost (income), net. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. Net cash or net debt, as presented in this release, is comprised of the outstanding principal amount of banks’ loans (in the amounts of approximately $166 million and $246 million as of December 31, 2016 and December 31, 2015, respectively) and the outstanding principal amount of debentures (in the amounts of approximately $186 million and $65 million as of December 31, 2016 and December 31, 2015, respectively), less cash and short-term deposits (in the amounts of approximately $389 million and $206 million as of December 31, 2016 and December 31, 2015, respectively).

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiaries Jazz Semiconductor, Inc. and TowerJazz Texas Inc., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of December 31, 2016 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed and closed in the US and is still pending in Israel; (xi) our majority stake in TPSCo and our acquisition of the San Antonio fabrication facility by TowerJazz Texas (“TJT”), including new customer engagements, qualification and production ramp-up, (xii) the closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from third parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv) receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected, (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiv) the concentration of our business in the semiconductor industry, (xxv) product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxix) achieving acceptable device yields, product performance and delivery times, (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	September 30,	December 31,
	2016	2016	2015

A S S E T S

CURRENT ASSETS
Cash and short term deposits	$389,377	$362,833	$205,575
Trade accounts receivable	141,048	128,979	110,065
Inventories	137,532	143,090	105,681
Other current assets	30,041	32,851	25,406
Total current assets	697,998	667,753	446,727

LONG-TERM INVESTMENTS	25,624	24,616	11,737

PROPERTY AND EQUIPMENT, NET	616,686	643,046	459,533

INTANGIBLE ASSETS, NET	28,129	32,687	34,468

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	4,447	4,535	5,903

TOTAL ASSETS	$1,379,884	$1,379,637	$965,368

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$48,084	$41,646	$33,259
Trade accounts payable	99,262	105,745	91,773
Deferred revenue and customers' advances	26,169	25,878	23,373
Other current liabilities	73,600	81,248	62,714
Total current liabilities	247,115	254,517	211,119

LONG-TERM DEBT	296,144	330,526	256,019

LONG-TERM CUSTOMERS' ADVANCES	41,874	36,547	21,102

EMPLOYEE RELATED LIABILITIES	14,176	14,169	14,189

DEFERRED TAX LIABILITY	97,961	107,843	77,353

TOTAL LIABILITIES	697,270	743,602	579,782

TOTAL SHAREHOLDERS' EQUITY	682,614	636,035	385,586

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,379,884	$1,379,637	$965,368

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2016	2016	2015

REVENUES	$340,379	$326,209	$254,602

COST OF REVENUES	252,648	244,915	190,072

GROSS PROFIT	87,731	81,294	64,530

OPERATING COSTS AND EXPENSES:

Research and development	16,320	15,547	15,704
Marketing, general and administrative	16,209	16,787	15,478
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(991)

	32,529	32,334	30,191

OPERATING PROFIT	55,202	48,960	34,339

INTEREST EXPENSE, NET	(2,230)	(3,272)	(2,366)

OTHER NON CASH FINANCING INCOME (EXPENSE), NET	1,215	(2,210)	(12,751	) (a)

OTHER INCOME (EXPENSE), NET	(948)	5,081	70

PROFIT BEFORE INCOME TAX	53,239	48,559	19,292

INCOME TAX BENEFIT (EXPENSE)	(986)	3,459 (b)	4,779	(b)

PROFIT BEFORE NON CONTROLLING INTEREST	52,253	52,018	24,071

NON CONTROLLING INTEREST	(3,972)	(805)	(1,992)

NET PROFIT	$48,281	$51,213	$22,079

BASIC EARNINGS PER SHARE	$0.53	$0.58	$0.28

Weighted average number of shares	91,235	87,821	79,607

DILUTED EARNINGS PER SHARE	$0.49	$0.52	$0.25

Net profit used for diluted earnings per share	$50,397	$53,318	$22,079

Weighted average number of shares	103,613	101,805	88,970

(a)	Three months ended December 31, 2015 included $6,998 of non-cash financing expense due to bonds series F accelerated conversion.
(b)
Three months ended September 30, 2016 included $6,472 income tax benefit due to TJP legal entity closure following Nishiwaki Fab cessation of operation announced in 2014; three months ended December 31, 2015 included $6,389 income tax benefit due to Japanese income tax rate reduction.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF CERTAIN FINANCIAL DATA
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2016	2016	2015

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$48,281	$51,213	$22,079
Stock based compensation	2,381	2,337	1,975
Amortization of acquired intangible assets	2,777	2,367	2,374
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(991)
Financing expense, net associated with Bonds Series F accelerated conversion	--	--	6,998
Income tax benefit, see (1) below	--	(6,472)	(6,389)

ADJUSTED NET PROFIT	$53,439	$49,445	$26,046

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.59	$0.56	$0.33
Diluted	$0.54	$0.51	$0.29
Fully diluted, see (2) below	$0.52	$0.48	$0.27

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$53,439	$49,445	$26,046
Diluted	$55,555	$51,550	$26,472
Fully diluted	$55,555	$51,550	$28,440

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	91,235	87,821	79,607
Diluted	103,613	101,805	91,086
Fully diluted, see (2) below	107,121	107,147	103,477

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$55,202	$48,960	$34,339
Cost of revenue:
Depreciation of fixed assets	44,874	43,110	37,841
Stock based compensation	835	936	686
Amortization of acquired intangible assets	2,589	2,180	2,186
Research and development:
Stock based compensation	557	501	519
Marketing, general and administrative:
Stock based compensation	989	900	770
Amortization of acquired intangible assets	188	187	188
Nishiwaki Fab restructuring and impairment cost (income), net	--	--	(991)

EBITDA	$105,234	$96,774	$75,538

(1)
Three months ended September 30, 2016 included income tax benefit in relation to TJP legal entity closure following Nishiwaki Fab cessation of operation announced in 2014; three months ended December 31, 2015 included income tax benefit due to Japanese income tax rate reduction.

(2)	Fully diluted share count includes all issued and outstanding securities; outstanding ordinary share count as of December 31, 2016 was 92,985.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2016		2015

REVENUES	$1,249,634		$960,561

COST OF REVENUES	946,534		755,196

GROSS PROFIT	303,100		205,365

OPERATING COSTS AND EXPENSES:

Research and development	63,134		61,669
Marketing, general and administrative	65,439		62,793
Nishiwaki Fab restructuring and impairment cost (income), net	(627)		(991)

	127,946		123,471

OPERATING PROFIT	175,154		81,894

INTEREST EXPENSE, NET	(11,857)		(13,179)

OTHER NON CASH FINANCING EXPENSE, NET	(12,492)		(109,930	) (a)

GAIN FROM ACQUISITION, NET	50,471		--

OTHER INCOME (EXPENSE), NET	9,322		(190)

PROFIT (LOSS) BEFORE INCOME TAX	210,598		(41,405)

INCOME TAX BENEFIT (EXPENSE)	(1,432	) (b)	12,278	(b)

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	209,166		(29,127)

NON CONTROLLING INTEREST	(5,242)		(520)

NET PROFIT (LOSS)	$203,924		$(29,647)

BASIC EARNINGS (LOSS) PER SHARE	$2.33		$(0.40)

Weighted average number of shares	87,480		74,366

DILUTED EARNINGS PER SHARE	$2.09

Net profit used for diluted earnings per share	$212,160

Weighted average number of shares	101,303

(a)	Year ended December 31, 2015 included $80,815 of non-cash financing expense due to bonds series F accelerated conversion.
(b)
Year ended December 31, 2016 included $6,472 of income tax benefit  in relation to TJP legal entity closure following Nishiwaki Fab cessation of operation announced in 2014; year ended December 31, 2015 included $11,153 income tax benefit resulting from expiration of statute of limitations and $6,389 income tax benefit due to Japanese income tax rate reduction.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF CERTAIN FINANCIAL DATA
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2016	2015

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT

GAAP NET PROFIT (LOSS)	$203,924	$(29,647)
Stock based compensation	9,406	7,540
Amortization of acquired intangible assets	9,780	8,696
Financing expense, net associated with Bonds Series F accelerated conversion	--	80,815
Non cash financing expense related to bank loan early repayment	6,653	--
Gain from acquisition, net	(50,471)	--
Other non-recurring items, see (1) below	2,378	(991)
Income tax benefit, see (2) below	(6,472)	(17,542)

ADJUSTED NET PROFIT	$175,198	$48,871

ADJUSTED NET PROFIT PER SHARE:
Basic	$2.00	$0.66
Diluted	$1.81	$0.58
Fully diluted	$1.71	$0.63

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$175,198	$48,871
Diluted	$183,434	$48,871
Fully diluted	$183,434	$65,136

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	87,480	74,366
Diluted	101,303	84,902
Fully diluted	107,121	103,477

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$175,154	$81,894
Cost of revenue:
Depreciation of fixed assets	169,958	151,221
Stock based compensation	3,920	2,214
Amortization of acquired intangible assets	9,029	7,944
Acquisition related non-recurring costs	3,005	--
Research and development:
Stock based compensation	2,119	1,905
Marketing, general and administrative:
Stock based compensation	3,367	3,421
Amortization of acquired intangible assets	751	752
Nishiwaki Fab restructuring and impairment cost (income), net	(627)	(991)

EBITDA	$366,676	$248,360

(1)	Year ended December 31, 2016 included mainly acquisition related costs; year ended December 31, 2015 included mainly Nishiwaki Fab restructuring and impairment cost (income), net.
(2)
Year ended December 31, 2016 included $6,472 of income tax benefit in relation to TJP legal entity closure following Nishiwaki Fab cessation of operation announced in 2014; year ended December 31, 2015 included $11,153 income tax benefit resulting from expiration of statute of limitations and $6,389 income tax benefit due to Japanese income tax rate reduction.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT
(dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2016	2016	2015

Cash and short-term deposits - beginning of period	$362,833	$311,062	$155,348

Cash from operations	81,835	86,410	53,180
Investments in property and equipment, net	(42,929)	(54,947)	(58,291)
Exercise of warrants and options, net	10,644	21,918	4,168
Debt received (repaid), net	(5,653)	8,554	52,586
Effect of Japanese Yen exchange rate change over cash balance	(17,353)	2,336	154
TPSCo dividend to Panasonic	--	--	(1,570)
Long-term deposits and investments	--	(12,500)	--

Cash and short-term deposits - end of period	$389,377	$362,833	$205,575

	Year ended
	December 31,	December 31,
	2016	2015

Cash and short term deposits - beginning of period	$205,575	$187,167

Cash from operations	327,468	195,213
Investments in property and equipment, net	(209,624)	(165,489)
Exercise of warrants and options, net	38,803	14,424
Debt received, net of repayment	37,091	903
Effect of Japanese Yen exchange rate change over cash balance	5,635	(166)
TPSCo dividend to Panasonic	(2,563)	(1,570)
Long-term deposits and investments	(13,008)	--
Nishiwaki employees retirement related payments in connection with its operation cessation	--	(24,907)

Cash and short-term deposits - end of period	$389,377	$205,575

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2016	2015

CASH FLOWS - OPERATING ACTIVITIES

Net profit (loss) for the period	209,166	$(29,127)

Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	197,606	168,032
Financing expense associated with debentures series F	150	87,973
Effect of indexation, translation and fair value measurement on debt	8,292	16,078
Other expense (income), net	(9,322)	190
Gain from acquisition	(50,471)	--
Changes in assets and liabilities:
Trade accounts receivable	(30,104)	(11,115)
Other current assets	(265)	(14,978)
Inventories	(22,069)	(17,908)
Trade accounts payable	5,550	(26,163)
Deferred revenue and customers' advances	23,581	32,725
Other current liabilities	(145)	8,454
Long-term employee related liabilities	(798)	(2,036)
Deferred tax liability, net	(3,703)	(16,912)
Nishiwaki employees related retirement payments in connection with its operation cessation	--	(24,907)
Net cash provided by operating activities	327,468	170,306

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(209,624)	(165,489)
Deposits and investments, net	(17,101)	(30,000)
Net cash used in investing activities	(226,725)	(195,489)

CASH FLOWS - FINANCING ACTIVITIES

Debt received, net of repayment	37,091	903
Exercise of warrants and options, net	38,803	14,424
Dividend payment to Panasonic	(2,563)	(1,570)
Net cash provided by financing activities	73,331	13,757

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	5,635	(166)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	179,709	(11,592)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	175,575	187,167

CASH AND CASH EQUIVALENTS - END OF PERIOD	355,284	175,575

Short-term deposits	34,093	30,000

CASH AND SHORT TERM DEPOSITS - END OF PERIOD	389,377	$205,575